Exhibit 4.3

BRIGGS & STRATTON CORPORATION
DESCRIPTION OF CAPITAL STOCK
This summary highlights selected information about the common stock of Briggs & Stratton Corporation (the “Company,” “we,” “us” or “our”) and may not contain all of the information that is important to you. We encourage you to read our articles of incorporation and bylaws as they, and not this summary, define the rights of holders of our common stock.
COMMON STOCK
Under our articles of incorporation we are currently authorized to issue up to 120,000,000 shares of a single class of common stock, par value $0.01 per share. We have no preferred stock authorized.
Voting Rights. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the shareholders, except as otherwise described herein. Unless a greater vote is required by Wisconsin law or our articles of incorporation, all matters to be voted upon by the shareholders, including the election of directors, must be approved by the affirmative vote of a majority of the votes represented at a meeting at which a quorum is present. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. They are, however, permitted to take any action that could be taken at a meeting by written consent, provided consents are signed by shareholders with voting power sufficient to cast not less than the minimum number of votes that would be necessary to take the same action at a meeting at which all shares entitled to vote were present and voted.
Dividends. Subject to any applicable restrictions on the payment of dividends and the requirements of applicable law, our board of directors may declare dividends on the common stock from time to time, in which the holders of the common stock will share ratably.
Liquidation and Dissolution. If Briggs & Stratton is liquidated or dissolved, the holders of the common stock will be entitled to share in the assets available for distribution to shareholders in proportion to the amount of common stock they own. The amount available for common shareholders is calculated after the payment of liabilities.
Assessability. All issued and outstanding shares of common stock are fully paid and non-assessable, subject to the personal liability that may be imposed on shareholders by former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted, for debts incurred prior to June 14, 2006 (for debts incurred on or after such date, Section 180.0622(2)(b) has been repealed) owing to employees for services performed, but not exceeding six months service in any one case.
Other Rights. Holders of our common stock, as such, have no right to:

–	convert the stock into any other security;

–	have the stock redeemed; or

–	purchase, subscribe for or otherwise acquire additional stock or maintain their proportionate ownership interest.
Transfer Agent and Registrar. EQ Shareowner Services is the transfer agent and registrar for our common stock.
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF
INCORPORATION AND BYLAWS
Our articles of incorporation and bylaws contain provisions that could make it more difficult to acquire the Company by means of a tender offer, proxy contest or otherwise. The description set forth below is intended as a summary only. For complete information you should read our articles of incorporation and bylaws.
Classified Board of Directors; Number of Directors. Our articles of incorporation divide the board of directors into three classes. Each class is to consist as nearly as possible of one-third of the directors. Each director serves for a term of three years and until his or her successor is elected and qualified. Under the articles of incorporation, the number of directors constituting the entire board will be fixed from time to time by the board of directors, but the number cannot be less than seven or more than 12.
Removal of Directors by Shareholders; Filling Vacancies. Our articles of incorporation provide that directors may be removed by our shareholders, but only for cause and only by the affirmative vote of a majority of the votes then entitled to be cast in an election of directors. The board of directors, acting by a majority vote of the directors then in office, may fill any newly created directorships or vacancies on the board of directors.
Special Meetings. Our bylaws provide that special meetings of shareholders may be called by our Chairman of the Board, our President, or a majority of the directors, and shall be called by the President upon the proper written demand of shareholders representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the meeting. Any such demand must contain a description of the specific purpose or purposes for which the special meeting is to be held. The bylaws contain detailed provisions regarding special meetings upon shareholder demand.
Advance Notice Requirements for Shareholder Proposals and Director Nominees. Our bylaws require advance notice with regard to business proposed to be submitted by a shareholder at any annual or special meeting of our shareholders, including the nomination of candidates for election as directors. Notice of proposed shareholder business must be timely given in writing to our Corporate Secretary prior to the meeting. To be timely, notice must be received at our principal executive offices within the time frames specified in our bylaws. The notice must also contain certain information specified in our bylaws, including, with respect to a director nomination, the written consent of the nominee to serve as a director if elected. The chairman of a meeting of shareholders has the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in our bylaws, and if not in compliance, to declare that the defective proposal be disregarded.
ANTI-TAKEOVER EFFECTS OF WISCONSIN LAW
Wisconsin law, under which we are incorporated, contains certain provisions that may have anti-takeover effects. The description set forth below is intended as a summary only. For complete information you should review the applicable provisions of the Wisconsin Business Corporation Law.

Control Share Acquisition. Wisconsin law provides that, unless a corporation’s articles of incorporation provide otherwise (which ours do not) or otherwise specified by the board of directors, the voting power of shares of a “resident domestic corporation” such as the Company held by any person (including two or more persons acting as a group) in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from us, or in certain specified transactions, or incident to a transaction in which our shareholders have approved restoration of the full voting power of the otherwise restricted shares.
Anti-Greenmail Provisions. Wisconsin law restricts the ability of certain publicly held corporations, such as the Company, to repurchase voting shares at above market value from certain large shareholders, absent approval from the shareholders as a whole, unless an identical or better offer to purchase is made to all owners of voting shares and securities which may be converted into voting shares. These provisions apply during a takeover offer to purchase more than 5% of the corporation’s shares from a person or group that holds more than 3% of the corporation’s voting shares and has held the shares for less than two years.
Wisconsin law also provides that shareholder approval is required for the corporation, during a takeover offer, to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.
Fair Price Provisions. Wisconsin law provides that in addition to any approval otherwise required, certain mergers, share exchanges or sales, leases, exchanges or other dispositions involving a resident domestic corporation, such as the Company, and any significant shareholder are subject to a supermajority vote of shareholders unless certain fair price standards have been met. For this purpose, a significant shareholder is defined as either a 10% shareholder or an affiliate of the resident domestic corporation who was a 10% shareholder at any time within the preceding two years. The super-majority vote that is required by the statute consists of:

–	approval of 80% of the total voting power of the corporation, and

–	approval of at least 66 2/3% of the voting power not beneficially owned by the significant shareholder or its affiliates or associates.
However, a supermajority vote is not required if the following “fair price” standards are satisfied:

•	the consideration is in cash or in the form of consideration used to acquire the greatest number of shares, and

•	the amount of the consideration equals the greater of:

•	the highest price paid by the significant shareholder within the prior two-year period;

•	in the case of a tender offer, the market value of the shares on the date the significant shareholder commences the tender offer; or

•	the highest liquidation or dissolution distribution to which the shareholders would be entitled.
Business Combination Provisions. Wisconsin law restricts resident domestic corporations, such as the Company, from engaging in specified business combinations involving an “interested stockholder” or an affiliate or associate of an interested stockholder. For this purpose, an interested stockholder is a shareholder who beneficially owns at least 10% of the voting power of the outstanding stock of the resident domestic corporation, or is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding stock within the preceding three years. The specified business combinations include:

–	a merger or statutory share exchange;

–
a sale or other disposition of assets having a market value equal to at least 5% of the market value of the assets or outstanding stock of the corporation or representing at least 10% of its earning power or income;

–	the issuance or transfer of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock;

–	the adoption of a plan or proposal for liquidation or dissolution;

–
receipt by the interested stockholder or the interested stockholder’s affiliates or associates of a disproportionate direct or indirect benefit or a loan or other financial benefit provided by or through the resident domestic corporation or its subsidiaries; or

–
certain other transactions that have the direct or indirect effect of materially increasing the proportionate share of voting stock beneficially owned by the interested stockholder or the interested stockholder’s affiliates or associates.

For a period of three years following the date that the interested stockholder becomes an interested stockholder, the resident domestic corporation is prohibited from engaging in any of the specified transactions with an interested stockholder unless the specified transaction or the purchase of stock by the interested stockholder is approved by the board of directors of the resident domestic corporation before the share acquisition date. Following the three year period, a specified transaction is permitted only if:

–	the acquisition of shares by the interested stockholder was approved by the board of directors of the resident domestic corporation before the share acquisition date;

–	the specified transaction is approved by a majority of the voting stock of the resident domestic corporation that is not owned by the interested stockholder; or

–	the consideration to be received by the corporation’s shareholders satisfies the “fair price” provisions of the statute as to form and amount.